UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Alan R. Abrams, J. Andrew Abrams
and Abrams Partners, LP. — Amendment No. 1)

(Ann U. Abrams and Abrams Management Company II, LLC — Initial Filing)

Servidyne, Inc.
(Name of Issuer)
Common Stock, $1.00 Par Value
(Title of Class of Securities)
81765M106
(CUSIP Number)
c/o Alan R. Abrams
1945 The Exchange, Suite 300
Atlanta, Georgia 30339
(770) 933-4200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 26, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No.	81765M106	13D	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS Alan R. Abrams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GEORGIA, UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		205,885

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		577,615 Shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		205,885

WITH	10	SHARED DISPOSITIVE POWER

577,615 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

783,500 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.60%of the outstanding Common Stock

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	81765M106	13D	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS J. Andrew Abrams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GEORGIA, UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		113,363

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		577,500 Shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		113,363

WITH	10	SHARED DISPOSITIVE POWER

577,500 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

690,863 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.65% of the outstanding Common Stock

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	81765M106	13D	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS Abrams Partners, LP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		577,500 Shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

577,500 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

577,500 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.71% of the outstanding Common Stock

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	81765M106	13D	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS Ann U. Abrams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		305,564 Shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		305,564 Shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

305,564 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.31% of the outstanding Common Stock

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	81765M106	13D	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS Abrams Management Company II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		—

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		577,500 Shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER

577,500 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

577,500 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.71% of the outstanding Common Stock

14	TYPE OF REPORTING PERSON

OO

Item 1.	Security and Issuer
     This Amendment to prior Schedules 13D and amendments thereto and this Initial Filing filed by the Reporting Persons, as defined below, (this “Filing”) is being jointly filed by Mr. Alan R. Abrams, Mr. J. Andrew Abrams, Abrams Partners, LP., a Georgia limited partnership (“Abrams Partners”), Mrs. Ann U. Abrams, and Abrams Management Company II, LLC, a Georgia limited liability company (“Abrams Management,” and collectively with Mr. Alan Abrams, Mr. J. Andrew Abrams, Mrs. Ann U. Abrams and Abrams Partners, the “Reporting Persons”). This Filing relates to shares of the common stock, par value $1.00 per share (the “Common Stock”) of Servidyne, Inc., a Georgia corporation (the “Issuer”).
     The Issuer’s principal executive offices are located at 1945 The Exchange, Suite 300, Atlanta, Georgia 30339.
Item 2.	Identity and Background
     Alan R. Abrams. Mr. Alan R. Abrams’ business address is 1945 The Exchange, Suite 300, Atlanta, Georgia 30339. Mr. Abrams is currently employed as the Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Abrams is a citizen of the United States of America. He is the brother of Mr. J. Andrew Abrams and son of Mrs. Ann U. Abrams.
     J. Andrew Abrams. Mr. J. Andrew Abrams’ business address is 1945 The Exchange, Suite 300, Atlanta, Georgia 30339. Mr. Abrams is currently employed as the Executive Vice President of the Issuer. Mr. Abrams is a citizen of the United States of America. He is the brother of Mr. Alan R. Abrams and son of Mrs. Ann U. Abrams.
     Ann U. Abrams. Mrs. Abrams’ address is c/o 1945 The Exchange, Suite 300, Atlanta, Georgia 30339. Mrs. Abrams is currently not employed. Mrs. Abrams is a citizen of the United States of America. She is the mother of Messrs. Alan R. Abrams and J. Andrew Abrams.
     Abrams Partners and Abrams Management. Abrams Partners is a limited partnership organized under the laws of the State of Georgia. Abrams Partners was organized for the purpose of holding Common Stock of the Issuer for current income production and long term appreciation. Abrams Management is the general partner of Abrams Partners, and is a limited liability company organized under the laws of the State of Georgia. Abrams Management was organized for the purpose of being the general partner of Abrams Partners. The address of both Abrams Partners and Abrams Management is 725 Princeton Trace NE, Atlanta, GA 30328.
     During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of any judicial or administrative bodies of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding of any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of the Transaction
     This Filing is filed to reflect various changes in the facts set forth in previous filings by certain Reporting Persons, and to serve as the initial filing for certain of the Reporting Persons. The submission of this Filing shall not be deemed an admission by the Reporting Persons that the changes reported herein are material within the meaning of Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.
     On June 26, 2011, Mr. Alan R. Abrams, Mr. J. Andrew Abrams, Mrs. Ann U. Abrams and Abrams Partners each entered into Voting and Support Agreements with respect to their holdings of securities of the Issuer, as more fully described in Item 6 below.
     Additionally, since prior filings, the Reporting Persons’ beneficial ownership has changed because of stock dividends, gifts, inheritances and other transactions in securities of the Issuer.
     Except as described in Item 6 below, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5.	Interest in Securities of the Issuer

	Alan R. Abrams		J. Andrew Abrams		Abrams Partners		Ann U. Abrams	Abrams Management
(a) Amount Beneficially Owned	783,500	(1)(2)(3)(4)	690,863	(1)(5)	577,500	(1)	305,564	577,500	(1)
Percentage of Class*	20.60%		18.65%		15.71%		8.31%	15.71%
(b) Number of Shares as to which the Reporting Person has:
Sole Voting Power	205,885	(2)	113,363	(5)	—		311,617	—
Shared Voting Power	577,615	(1)(3)	577,500	(1)	577,500	(1)	—	577,500	(1)
Sole Dispositive Power	205,885	(2)	113,363	(5)	—		311,617	—
Shared Dispositive Power	577,615	(1)(3)	577,500	(1)	577,500	(1)	—	577,500	(1)

*—	Based on the number of shares of Common Stock outstanding as of February 28, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed on June 2, 2011.

(1)	Includes 577,500 shares directly held by Abrams Partners. Abrams Management is the general partner of Abrams Partners, and Messrs. Alan R. Abrams and J. Andrew Abrams are the sole members of Abrams Management. These Reporting Persons could be deemed to share beneficial ownership of the shares held directly by Abrams Partners.

(2)	Includes 127,958 shares subject to presently exercisable stock options.

(3)	Includes 115 shares owned directly by the Reporting Person’s wife.

(4)	Excludes 19,000 shares subject to unvested stock appreciation rights that would vest upon consummation of the SCI Merger (as described below). Consummation of the SCI Merger is subject to the satisfaction or waiver of various closing conditions.

(5)	Includes 29,258 shares subject to presently exercisable stock options and stock appreciation rights.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Voting Agreements. On June 26, 2011, Mr. Alan R. Abrams, Mr. J. Andrew Abrams, Mrs. Ann U. Abrams and Abrams Partners (the “Voting Parties”) each entered into irrevocable Voting and Support Agreements with Scientific Conservation, Inc. (the “Voting Agreements”), in order to induce Scientific Conservation, Inc. to enter into an Agreement and Plan of Merger by and among Scientific Conservation, Inc., Scrabble Acquisition, Inc., and Servidyne, Inc., dated as of June 26, 2011 (the “Merger Agreement”), and to consummate an acquisition of the Issuer (the “SCI Merger”) pursuant thereto. Pursuant to the Voting Agreements, until the earlier to occur of the consummation of the SCI Merger or the termination of the Merger Agreement (the “Termination Date”), with limited exceptions, each Voting Party is restricted from transferring their respective shares of the Issuer’s securities or transferring the voting rights vested in such shares.
     Additionally, each Voting Party agreed that until the Termination Date, such party would vote its respective shares of the Issuer’s securities:
     (a) in favor of (i) the SCI Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement, (ii) each of the other actions contemplated by the Merger Agreement, and (iii) any action in furtherance of the foregoing;
     (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Merger Agreement, and
     (c) against any of the following actions (other than the SCI Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any other entity being acquired in the SCI Merger; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Issuer or any other entity being acquired in the SCI Merger; (iii) any reorganization, recapitalization, dissolution or liquidation of the Issuer or any subsidiary of the Issuer: (iv) any change in a majority of the board of directors of the Issuer; (v) any amendment to the Issuer’s certificate of incorporation or bylaws; (vi) any material change in the capitalization of the Issuer or the Issuer’s corporate structure; and (vii) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement.
     Contemporaneously with the execution of the Voting Agreements, the Voting Parties delivered irrevocable proxies to SCI and certain other named proxies granting the named proxies the authority to vote the shares owned by the Voting Parties consistently with the foregoing.
     As a result of these provisions, if the Board of Directors of the Issuer changes its recommendation to vote for the SCI Merger but the Merger Agreement is not terminated and a shareholder meeting is held to consider the SCI Merger, then the Voting Parties will continue to be obligated under the Voting Agreements to vote in favor of the SCI Merger.
     Abrams Partners. Abrams Management, as general partner of Abrams Partners, has the power to vote and dispose of the shares directly held by Abrams Partners. Actions of Abrams Management must be approved by a majority of the members of Abrams Management. Since Messrs. Alan R. Abrams and J. Andrew Abrams constitute the only two members of Abrams Management, their unanimous agreement is required for action by Abrams Management and Abrams Partners with respect to the shares directly held by Abrams Partners.

Item 7.	Material to be Filed as Exhibits
1.	Form of Voting and Support Agreement by and between Scientific Conservation, Inc. and each of Abrams Partners, Alan R. Abrams, J. Andrew Abrams, and Ann U. Abrams (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 28, 2011).

2.	Joint Filing Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Alan R. Abrams, J. Andrew Abrams, Ann U. Abrams, Abrams Partners, LP., and Abrams Management Company II, LLC.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Filing is true, complete and correct.

Date: July 1, 2011 ABRAMS MANAGEMENT COMPANY II, LLC
By:	/s/ Alan R. Abrams
Alan R. Abrams, a Member
By: * J. Andrew Abrams, a Member

ABRAMS PARTNERS, L.P. By: Abrams Management Company II, LLC, its General Partner
By:	/s/ Alan R. Abrams
Alan R. Abrams, a Member
By: * J. Andrew Abrams, a Member

/s/ Alan R. Abrams
Alan R. Abrams
* J. Andrew Abrams * Ann U. Abrams

*	By:	/s/ Alan R. Abrams
Alan R. Abrams, as attorney in fact